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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68627

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montage Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 W. 112th Street, Suite 500
(No. and Street)

Overland Park	KS	66211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Crawford 913.378.9164
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

RSM Plaza, 801 Nicollet Mall, West Tower, Ste. 1100	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.B.

OATH OR AFFIRMATION

I, Karen A. Steighner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montage Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SAPHIRE LOWERY BEAMAN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20174047404
MY COMMISSION EXPIRES 11/15/2021

Notary Public

Signature

Financial Operations Principal

Title

...ing instrument was acknowledged before me
27 day of Feb, 2018
Karen A Steighner
... my hand and official seal.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Montage Securities, LLC

Statement of Financial Condition

December 31, 2017

Filed as PUBLIC information pursuant to Rule 17-a-5(d) under the Securities Exchange Act of 1934

CONTENTS

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Directors and the Member of Montage Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Montage Securities, LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2013.

Minneapolis, Minnesota
February 28, 2018

FINANCIAL STATEMENT

Montage Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash and cash equivalents	$	794,460
Receivables from non-customers - other		66,691
Receivables from affiliates		8,200
Other assets		82,394
Equipment, net of accumulated depreciation of $18,682		3,956
Total assets	$	955,701
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	2,747
Commissions payable		35,970
Due to parent		181,060
Total liabilities		219,777
Commitments and contingencies (Note H)		
Member's Equity		735,924
Total liabilities and member's equity	$	955,701

The accompanying notes are an integral part of this financial statement.

Montage Securities, LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2017

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Montage Securities, LLC ("the Company") is a wholly owned subsidiary of Mariner Holdings, LLC ("the Parent"). The Company is a U.S. Securities and Exchange Commission (SEC) registered broker-dealer and FINRA member firm. The Company is registered with the SEC, and operates per the FINRA membership under the provisions of Rule 15c3-3(k)(2)(i) and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. The requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Montage Securities, LLC". Through the Company's mutual fund and variable annuity business procedures of assuring that checks are made payable to a third-party, and sent no later than noon the following business day to the appropriate third-party, the Company also met the identified exemption provisions in paragraph (k)(1). The Company is incorporated in the state of Delaware. The Company's customers are located throughout the United States. The primary purpose of the Company is to support transactions for the affiliates which are subsidiaries of the Parent that are required to run through a broker dealer as described in Note E. The services provided by the affiliates include insurance, M&A support, private equity investment and asset management.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to the period presented in the financial statement. Substantially all assets and liabilities are recorded at fair value.

1. *Use of Estimates in Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. *Cash and Cash Equivalents*

Cash and cash equivalents include cash and short-term investments. The Company considers all demand deposits and highly liquid investments with original or remaining maturities of 90 days or less to be cash equivalents.

3. *Accounts Receivable*

The Company's accounts receivable are balances due from non-customers and affiliates for products, services, and solutions provided. Accounts receivable are generally due upon receipt. Account balances outstanding longer than the contractual payment terms are considered past due. The Company reviews its aged receivables by considering several factors, including the aging of the past due balance. The Company

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

3. *Accounts Receivable (continued)*

records an allowance for any balances that are deemed to be uncollectible. As of December 31, 2017 there was no allowance recorded in the financial statements.

4. *Other Assets*

At December 31, 2017, other assets are primarily composed of prepaid FINRA expenses of $43,495 and prepaid insurance of $31,879. The remaining balance in other assets is comprised of various other prepaid expenses.

5. *Equipment*

Equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Depreciation expense for the year ended December 31, 2017 totaled $1,941.

6. *Income Taxes*

The Company is a single member limited liability company owned by a sole member that is taxed as a partnership and thus is considered a disregarded entity for Federal income tax purposes. As such, the results of operations of the Company are included in the Federal income tax returns of the individual member and, accordingly, no provision or credit for Federal income taxes is recorded in the accompanying financial statements. The member's tax returns and the amount of allocable income or loss are subject to examination by taxing authorities. If such examinations result in changes to income or loss, the tax liability of the member could be changed accordingly.

As required by the uncertain tax position guidance in Accounting Standard Codification (ASC) 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. All interest and penalties related to income tax are charged to general and administrative expense. All tax positions taken related to the Company, for the current and any open tax years, have been reviewed and management is of the opinion that material positions taken by the Company would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax positions.

7. *Subsequent Events*

The Company evaluated the financial statement for subsequent events through February 28, 2018, the date the financial statement was issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statement.

NOTE C – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Throughout 2016 and 2017, FASB has issued ASUs 2017-14, 2017-13, 2017-05, 2017-03, 2016-20, 2016-12, 2016-11, 2016-10, and 2016-08 related to various amendments associated with Topic 606, Revenue from Contracts with Customers, which was created upon issuance of ASU 2014-09. These amendments do not change the core principle of the guidance in Topic 606, rather, the amendments affect only narrow aspects of Topic 606. The effective date of these amendments are the same as the effective date and transition requirements for Topic 606. In August 2015, FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606) to defer the effective date by one year of the FASB issued ASU 2014-09. ASU 2014-09 supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. The amendments affect any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments are effective for annual reporting periods beginning after December 15, 2017, but may be adopted early.

Management adopted the provisions as of January 1, 2018, which will require the Company to recognize revenue after having progressed through the five-step model of FASB ASC 606, when applicable: 1) Identify the contract with the customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, and 5) Recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 provides for two transition methods available for an entity to elect from at adoption of the standard. The full-retrospective method requires Topic 606 to be applied to all prior reporting periods presented. The modified-retrospective method requires the application of Topic 606 at the adoption date to be accounted for through a cumulative effect adjustment from the initial application of Topic 606 to the beginning balance of stockholders' equity in the year of adoption. The Company has chosen to use the modified-retrospective method for contracts not completed at December 31, 2017 and is evaluating its disclosures and may provide additional disaggregation of revenue with the adoption of ASU 2014-09.

With respect to Commission income, the Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

For Investment banking fees; M&A advisory fees, the company changed the accounting policy for the manner in which it was recording non-refundable marketing fees as revenue from "when received" to "deferred" until the performance obligation has been completely satisfied at a point in time. After reviewing the contracts, these fees do not represent a distinct performance obligation; rather the services help to fulfill one overall promise made to the customer and therefore, should be deferred and considered a contract performance obligation under Topic 606.

For the year ended December 31, 2017, the Company has included $90,000 in Investment banking fees; M&A advisory fees related to non-refundable fees associated with contracts not completed and $36,000 of related incremental costs in Registered representatives' commissions. The cumulative effect adjustment recorded on January 1, 2018 under the modified-retrospective method was $54,000 to decrease member's equity and create a contract liability of $90,000 and a contract asset of $36,000.

NOTE C – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS – Continued

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This amends the FASB ASC and creates Topic 842, Leases, and affects any entity that enters into a lease, with some specified scope exemptions. The main difference between previous U.S. GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. The amendment is effective for fiscal years beginning after December 15, 2018, but may be adopted early. In January 2018, FASB issued ASU 2018-01 related to a practical expedient for Land Easement related to the transition to Topic 842. Management continues to assess the impact of this ASU, but currently does not expect a material impact on its financial statements nor its net capital calculated under Rule 15c3-1 of the Securities Exchange Act of 1934. Although the Company does not currently have any operating leases that would fall within the scope of Topic 842, it should be noted that in a letter by the staff of the Division of Trading and Markets ("the Division") to the Securities Industry and Financial Markets (SIFMA) dated November 8, 2016, the Division stated it would not recommend enforcement action to the SEC under Exchange Act Rule 15c3-1 if a broker-dealer computing net capital adds back an operating lease asset to the extent of the associated operating lease liability. Further, the Division stated it will not recommend enforcement action to the SEC if a broker-dealer determining its minimum net capital requirement using the Aggregate Indebtedness (AI) standard does not include in its AI an operating lease liability to the extent of the associated operating lease asset.

NOTE D - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $634,924 which was $620,272 in excess of its basic net capital required of $14,652, and the Company's ratio of aggregate indebtedness to net capital was 0.35 to 1. The SEC permits a ratio of aggregate indebtedness to net capital no greater than 15 to 1. Net capital rules may restrict distributions to the member.

NOTE E - RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

Operating costs and expenses as outlined in various shared services agreements are incurred by the Parent and/or two affiliates. The Company paid the Parent and affiliates $389,515 and $1,101,657, respectively, during the year ended December 31, 2017. As of December 31, 2017, the Company owed the Parent $181,060 for accrued services for these operating costs and expenses. There were no outstanding balances with the two affiliates.

Marketing service revenue is paid by an affiliate for commissions and out of pocket expenses for sales of the affiliates' respective registered funds. The marketing service revenue with affiliates ended June 30, 2017 and there is no outstanding receivable as of December 31, 2017.

As of December 31, 2017, $7,395 is included in receivables from affiliates related to commission income. The commission income is being paid in accordance with the Networking Services Agreement for insurance contracts which are considered securities and must run through a broker dealer registered with the SEC.

Investment banking fees; M&A advisory services are performed for business owners in connection with private offerings by MSEC and its associated registered representatives who also perform work for an affiliate outside of MSEC. In addition to the marketing fee, a commission will be owed at the time of closing of any sale.

12b-1 fee revenue from affiliate is paid by an affiliate associated with three mutual funds managed by an affiliate. The 12b-1 fees were being received as a part of a collective agreement between the Company and its affiliate to accommodate the payment of transaction based 12b-1 fees for C class shares which are considered securities related and must run through a broker dealer registered with the SEC. As of December 31, 2017, this agreement is no longer in place and there was no outstanding receivable associated with this revenue.

The Company has one affiliated major customer that accounted for greater than 10% of total revenue for the year ended December 31, 2017. There was no outstanding receivable at December 31, 2017.

NOTE F - LICENSE AGREEMENT

A License Agreement was in place for the usage of the Company's Cumberland office location. The cancelable agreement ended on October 31, 2017 and included the use of office space, parking, furniture rental and kitchen services. Monthly expense related to this agreement was $2,544.

NOTE G - CONCENTRATION RISK

As of December 31, 2017, and at various other times during the year, cash balances held at financial institutions may be in excess of federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, mutual fund companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of its counterparties. The Company does not believe it is exposed to any significant counterparty credit risk.

NOTE H - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.